Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: March 23, 2021

The press release set forth below was furnished by VPC Impact Acquisition Holdings (“VIH”) on March 23, 2021 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between VIH and Bakkt Holdings, LLC (“Bakkt”).

The following is a press release issued by Bakkt on March 23, 2021:

Bakkt Appoints Drew LaBenne as Chief Financial Officer

LaBenne brings extensive financial services public company experience

ATLANTA – March 23, 2021 – Bakkt Holdings, LLC (“Bakkt” or “the Company”), a digital asset marketplace, today announced it has appointed Drew LaBenne as Executive Vice President and Chief Financial Officer, effective April 27, 2021. LaBenne’s responsibilities will include oversight of finance, accounting, capital markets, risk management and investor relations.

LaBenne is an experienced leader who has driven the transformation of a number of financial institutions over his 25-year career. He was most recently Senior Executive Vice President and Chief Financial Officer of Amalgamated Bank, a mission-driven, New York-based full-service commercial bank and a chartered trust company. He also led the company’s finance function through its initial public offering in 2018.

“Drew is a seasoned executive with over two decades of executive leadership experience and a strong track record of success,” said Gavin Michael, Chief Executive Officer of Bakkt. “His financial services industry experience will be paramount to overseeing Bakkt’s growth initiatives as we enhance our platform and build value for all our stakeholders. I look forward to Drew’s contributions, which will be instrumental as we near our merger close and become a public company on the New York Stock Exchange. On behalf of the executive team, I extend a warm welcome to Drew.”

“I am thrilled to join Bakkt at this pivotal time in the company’s journey,” said LaBenne. “I look forward to working with the team to help Bakkt achieve the success I believe it is poised to achieve, given its transformative product and strong positioning in the digital asset marketplace.”

Prior to his role at Amalgamated Bank, LaBenne was Managing Director and Chief Financial Officer of JP Morgan Chase’s Business Banking division. Prior to JP Morgan Chase, LaBenne spent 17 years at Capital One Financial in various positions in operations, marketing and finance. LaBenne was a key member in building Capital One’s banking franchise through acquisitions and organic growth. He held positions as the CFO of Retail Banking and the CFO of Commercial Banking.

LaBenne succeeds Doug Hadaway, who will stay on for a period of time to ensure a smooth transition.

Michael concluded, “We thank Doug for his leadership and helping Bakkt grow into the organization it is today. We wish him all the best in his future endeavors.”

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About Bakkt

Bakkt is a trusted digital asset marketplace that enables institutions and consumers to buy, sell, store and spend digital assets. Bakkt’s retail platform, soon to be made widely available through the new Bakkt App, will amplify consumer spending, reduce payment costs and bolster loyalty programs, adding value for all key stakeholders within the payments and digital assets ecosystem. Launched in 2018 by Intercontinental Exchange, Inc., Bakkt is headquartered in Atlanta. For more information, visit: https://www.bakkt.com/

For additional information, please contact:

Media

Rachel Ford

770.686.7419

rachel.ford@bakkt.com

Investors

BakktIR@edelman.com

Additional Information and Where to Find It

In connection with the proposed trasaction between Bakkt and VPC Impact Acquisition Holdings (the “Proposed Transaction”), VPC Impact Acquisition Holdings (“VIH”) intends to file a registration statement on Form S-4 that will include a proxy statement/prospectus of VIH. This document is not a substitute for the proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of VIH’s ordinary shares in connection with its solicitation of proxies for the vote by VIH’s shareholders with respect to the Proposed Transaction and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with VIH’s change in its jurisdiction of incorporation from the Cayman Islands to the State of Delaware. This document does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. VIH’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Bakkt, VIH and the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BAKKT, VIH, THE PROPOSED TRANSACTION AND RELATED MATTERS.

When available, the definitive proxy statement/prospectus and other relevant materials for the Proposed Transaction will be mailed to shareholders of VIH as of a record date to be established for voting on the Proposed Transaction. VIH’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VIH, Bakkt, Intercontinental Exchange Holdings, Inc. (“ICE”) and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VIH’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information regarding VIH directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, and other reports which are filed with the SEC. Additional information regarding the participants will also be included in the registration statement on Form S-4 that includes the preliminary proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Proposed Transaction, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Proposed Transaction, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Proposed Transaction due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Proposed

Transaction; (iii) costs related to the Proposed Transaction; (iv) a delay or failure to realize the expected benefits from the Proposed Transaction; (v) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.